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                                                           EXHIBIT 99.1


             IMPORTANT FACTORS REGARDING FORWARD-LOOKING STATEMENTS

                         RISKS RELATED TO OUR BUSINESS

IF WE CONTINUE TO INCUR OPERATING LOSSES, WE MAY BE UNABLE TO CONTINUE OUR
  OPERATIONS.

We have incurred losses since our inception. As of July 31, 1999, we had an accumulated deficit of approximately $47.0 million. If we continue to incur operating losses and fail to become profitable or are unable to sustain profitability, we may be unable to continue our operations. Since we began our operations in January 1992, we have been engaged primarily in the research and development of potential drug products. We currently have no products that are available for commercial sale. We expect to continue to operate at a net loss for at least the next several years as we increase our research and development efforts, continue to conduct clinical trials and develop manufacturing, sales, marketing and distribution capabilities. Our future profitability depends on our receiving regulatory approval of our product candidates and our ability to successfully manufacture and market approved drugs, either by ourselves or jointly with others. The extent of our future losses and the timing of our profitability are highly uncertain.

IF WE FAIL TO OBTAIN REGULATORY APPROVAL OF OUR PRODUCT CANDIDATES, OR IF REGULATORY APPROVAL IS DELAYED FOR ANY REASON, WE WILL BE UNABLE TO COMMERCIALIZE AND SELL OUR PRODUCTS AS WE EXPECT.

WE MUST OBTAIN REGULATORY APPROVAL TO MARKET OUR PRODUCTS IN THE U.S. AND FOREIGN JURISDICTIONS.

We must obtain regulatory approval before marketing or selling our products. In the United States, we must obtain approval from the U.S. Food and Drug Administration, or FDA, for each product that we intend to commercialize. The FDA approval process is typically lengthy and expensive, and approval is highly uncertain. Products distributed outside the United States are also subject to foreign government regulation. None of our product candidates has received regulatory approval to be commercially marketed and sold and we do not anticipate receiving approval of any of our product candidates for at least the next several years. If we fail to obtain regulatory approval we will be unable to market and sell our future products. Because of the risks and uncertainties in biopharmaceutical development, our product candidates could take a significantly longer time to gain regulatory approval than we expect or may never gain approval. If regulatory approval is delayed, the value of our company and our results of operations may be harmed.

The process of obtaining FDA and other required regulatory approvals, including foreign approvals, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Furthermore, this approval process is extremely expensive and uncertain. We cannot guarantee that any of our products under development will be approved for marketing by the FDA. Even if regulatory approval of a product is granted, we cannot be certain that we will be able to obtain the labeling claims necessary or desirable for the promotion of that product.

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WE MAY NEED TO CONDUCT ADDITIONAL PRECLINICAL STUDIES AND WILL NEED TO CONDUCT
COSTLY AND LENGTHY CLINICAL TRIALS BEFORE ANY OF OUR PRODUCT CANDIDATES CAN BE COMMERCIALIZED; THE RESULTS OF THESE STUDIES AND TRIALS ARE HIGHLY UNCERTAIN.

Many of our product candidates are in an early stage of development. As part of the regulatory approval process, we may need to conduct preclinical studies on animals and will need to conduct clinical trials in humans with each product candidate and for each clinical indication. We may need to perform multiple preclinical studies using various doses and formulations both before and after we have commenced clinical trials, which could result in delays in our ability to market any of our product candidates. Furthermore, even if we obtain favorable results in preclinical studies on animals, the results in humans may be different.

After we have conducted preclinical studies in animals we must, among other requirements, demonstrate that our product candidates are safe and effective for use in humans suffering from targeted indications in order to receive regulatory approval for commercial sale. Currently, only two of our product candidates are being tested in clinical trials. Adverse or inconclusive preclinical or clinical results could cause us to abandon a product development program.

The completion of clinical trials of our potential products may be delayed or terminated by many other factors. One factor is the rate of enrollment of patients, which can vary greatly. Enrollment depends on many factors, including:

      -      patient receptivity to participate in experimental clinical trials;

      - the size of the patient population and the number of clinical trial sites;

      -      the proximity of patients to clinical trial sites;

      -      the performance of the clinical trial sites;

      -      the eligibility criteria for the clinical trial;

      -      the existence of competing clinical trials;

      -      the emergence of newly improved competing products; and

      -      the performance and reliability of contract research organizations.

We cannot control the rate of patient enrollment. For example, we are conducting clinical trials in patients with acute cardiovascular conditions, the timing and frequency of which cannot be predicted. The rate of patient enrollment may not be sufficient to enable our clinical trials to be completed as expected, if at all. Further, we cannot be certain that clinical trial research results will be analyzed or produced in a timely manner, if at all.

Additional factors that can cause delay or termination of our clinical trials include:

      -      longer treatment time required to demonstrate efficacy;

      -      lack of sufficient supplies of the product candidate;

      -      adverse medical events or side effects in treated patients;

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      -      lack of effectiveness of the product candidate being tested; and

      -      lack of sufficient funds.

Typically, if a drug product is intended to treat a chronic disease, safety and efficacy data must be gathered over an extended period of time. In addition, clinical trials on humans are typically conducted in three phases. In the final phase of clinical testing, the FDA generally requires two pivotal clinical trials that demonstrate substantial evidence of safety and efficacy and appropriate dosing in a broad patient population at multiple sites to support an application for regulatory approval.

Results from initial clinical trials may not reflect results that are obtained in later stage clinical trials. Further, clinical trials of our product candidates may demonstrate that our product candidates are not sufficiently safe or effective to obtain the requisite regulatory approvals. Ultimately, our product candidates may not result in marketable products.

WE WILL NOT BE ABLE TO SELL OUR PRODUCTS IF WE OR OUR THIRD-PARTY MANUFACTURERS FAIL TO COMPLY WITH MANUFACTURING REGULATIONS.

Before we can begin commercially manufacturing our products we must either secure manufacturing in an approved manufacturing facility or obtain regulatory approval of our own manufacturing facility and process. In addition, manufacture of our drug products must comply with the FDA's current Good Manufacturing Practices requirements, commonly known as cGMP. The cGMP requirements govern, among other things, quality control and documentation policies and procedures. Our manufacturing facilities are continuously subject to inspection by the FDA, before and after product approval. We cannot guarantee that we, or any third-party manufacturer of our drug products, will be able to comply with cGMP requirements. Material changes to the manufacturing processes of our drug products after approvals have been granted are also subject to review and approval by the FDA or other regulatory agencies.

IF WE FAIL TO OBTAIN THE CAPITAL NECESSARY TO FUND OUR OPERATIONS, WE WILL BE UNABLE TO COMPLETE OUR PRODUCT DEVELOPMENT PROGRAMS.

In the future, we will need to raise substantial additional capital to fund operations and complete our product development programs. Funding, whether from a public or private offering of debt or equity, a bank loan or a collaborative agreement, may not be available when needed or on favorable terms. If we raise additional funds by selling stock, the percentage ownership of our then current stockholders will be reduced. If we cannot raise adequate funds to satisfy our capital requirements, we may have to limit, delay, scale-back or eliminate our research and development activities or future operations. We might be forced to license our technology or to commercialize our products with the help of others when it would be more profitable or strategically important for us to not take these actions. Any of these actions may harm our business.

We expect to continue to spend substantial amounts of capital for our operations for the foreseeable future, including funds for:

      -      research and development programs;

      -      preclinical studies and clinical trials;

      -      regulatory approval processes;

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      -      production of product candidates for clinical trials;

      -      establishment of commercial scale manufacturing capabilities; and

      -      establishment of sales and marketing capabilities.

The amount of capital we may need depends on many factors, including:

      - the progress, timing and scope of our research and development programs;

      - the progress, timing and scope of our preclinical studies and clinical trials;

      -      the time and cost necessary to obtain regulatory approvals;

      - the time and cost necessary to further develop manufacturing processes, arrange for contract manufacturing or build manufacturing facilities and obtain the necessary regulatory approvals for those facilities;

      - the time and cost necessary to respond to technological and market developments;

      - the time and cost necessary to develop sales, marketing and distribution capabilities;

      - any changes made or new developments in our existing collaborative, licensing and other commercial relationships; and

      - any new collaborative, licensing and other commercial relationships that we may establish.

IF OUR COLLABORATION WITH PROCTER & GAMBLE IS TERMINATED, WE MAY BE UNABLE TO COMMERCIALIZE 5G1.1-SC IN THE TIME EXPECTED, IF AT ALL.

We rely exclusively on Procter & Gamble to provide funding and additional resources for the development and commercialization of 5G1.1-SC. These include funds and resources for:

      -      clinical development and manufacturing;

      -      obtaining regulatory approvals; and

      -      sales, marketing and distribution efforts worldwide.

We cannot guarantee that Procter & Gamble will devote the resources necessary to successfully develop and commercialize 5G1.1-SC. Either party may terminate the agreement for specified reasons, including if the other party is in material breach of the agreement or has experienced a change of control. In addition, pursuant to the collaboration agreement, Procter & Gamble has the right to develop 5G1.1-SC

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for any other indication, including those that we may be pursuing independently with other product candidates.

If our agreement with Procter & Gamble is terminated, we will need to fund the development and commercialization of 5G1.1-SC on our own or identify a new development partner, either of which would cause significant delays and result in additional development costs. A termination may also require us to repeat development stages already completed with Procter & Gamble, which could result in significant additional delay or costs.

IF WE ARE UNABLE TO ENGAGE AND RETAIN THIRD PARTY COLLABORATORS, OUR RESEARCH AND DEVELOPMENT EFFORTS MAY BE DELAYED.

We depend upon third-party collaborators, including manufacturers, to assist us in the development of our product candidates. If any of our collaborators breaches or terminates its agreement with us or otherwise fails to conduct its collaborative activities in a timely manner, we may experience significant delays in the development or commercialization of the product candidate or the research program covered by the agreement. In addition, we may be required to devote additional funds or other resources to these activities or to terminate them.

Our continued success will depend in large part upon the efforts of outside parties. For the research, development, manufacture and commercialization of our products, we will likely enter into various arrangements with other corporations, licensors, licensees, outside researchers, consultants and others. However, we cannot assure you that:

      - we will be able to negotiate acceptable collaborative arrangements to develop or commercialize our products;

      -      any arrangements with third parties will be successful; or

      - current or potential collaborators will not pursue treatments for other diseases or seek alternative means of developing treatments for the diseases targeted by our programs.

IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY, WE MAY BE UNABLE TO COMPETE EFFECTIVELY.

Our ability to secure patent protection and the extent of protection can be very limited. Patent protection only currently lasts approximately 17 to 20 years depending on the time of filing and, sometimes, the time required for FDA approval. However, it can take many more years than offered by patent protection to transform a drug discovery through testing and development into a commercially-viable product. Moreover, once a drug has hit the marketplace, it is often forced to compete not only with different drugs treating the same ailments, but also with "copy-cat" drug products or even generic versions of the same drug if the drug has lost its patent protection. Consequently, protection of our patents and trade secrets and those of our licensors, is very important to our ability to commercially succeed. Other pharmaceutical companies are similarly very focused on protecting their patents and technology, so it is also very important for us to avoid infringing the rights of others while developing our own drug discoveries.

Patent applications filed by us or on our behalf may not result in patents being issued to us. Even if a patent is issued, the patent may not afford protection against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any of our technology. It is possible that before any of our potential product candidates can be commercialized, their related patents may expire, or remain in existence for only a short period following commercialization, thus

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reducing any advantage of the patent. Moreover, composition of matter patent protection, which gives patent protection for a compound or a composition per se, may not be available for some of our product candidates.

Our processes and potential product candidates may conflict with patents that have been or may be granted to competitors, universities or others. As the biopharmaceutical industry expands, more patents are issued. Thus, the risk increases that our processes and potential product candidates may give rise to claims that they infringe the patents of others. These other patent holders could bring legal actions against us claiming damages and seeking to prevent clinical testing, manufacturing and marketing of the affected product or process. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to conduct clinical tests, manufacture or market the affected product or use the affected process. Required licenses may not be available on acceptable terms, if at all. Moreover, if we become involved in litigation or legal disputes, it could consume a substantial portion of our financial resources and the efforts of our personnel for uncertain results. In addition, we may have to expend resources to protect our interests from possible infringement by others.

We are aware of broad patents owned by third parties relating to the manufacture, use and sale of recombinant humanized antibodies, recombinant humanized single chain antibodies and genetically engineered animals. We have received notice from certain of these parties regarding the existence of certain of these patents which the owners claim may be relevant to the development and commercialization of certain of our proposed product candidates. We have acquired licenses with respect to certain of these patents, which we believe are relevant for the timely development and commercialization of certain of our product candidates. With regard to certain other patents, we have either determined in our judgment that:

      -      our products do not infringe the patents;

      -      we do not believe the patents are valid; and/or

      - we have identified and are testing various modifications which we believe should not infringe the patents and which should permit commercialization of our product candidates.

However, owners of these patents might still seek to enforce their patents against our so-modified commercial products or against the development activities related to the non-modified products. If we are unable to obtain necessary licenses on commercially reasonable terms, we could encounter delays in product market introductions while we attempt to design around such patent or could find that the development, manufacture or sale of products requiring such a license could be nearly impossible. Further, owners of patents that we do not believe are relevant to our product development and commercialization might seek to enforce their patents against us. Such action could result in litigation which would be costly and time consuming.

In addition, our business requires using sensitive technology, techniques, proprietary compounds, as well as cultivating relationships with outside parties, including suppliers, outside scientists and potential customers and sources of funding. Moreover, since we are a small pharmaceutical company with no commercial products and limited resources, we rely heavily on collaboration with other companies and other scientists in our research and development efforts and expect to continue to do so since collaboration is important for scientific research. Unfortunately, such arrangements and relationships carry with them a strong risk of exposing our trade secrets often to the scrutiny of others. As a result, we are susceptible to the loss of our trade secrets.

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We cannot assure you that:

      - others will not independently develop substantially equivalent proprietary information and techniques;

      -      others will not gain access to our trade secrets;

      -      our trade secrets will not be disclosed; or

      -      we can effectively protect our rights to unpatented trade secrets.

IF THE TESTING OR USE OF OUR PRODUCTS HARMS PEOPLE, WE MAY BE SUBJECT TO COSTLY AND DAMAGING PRODUCT LIABILITY CLAIMS.

Our business exposes us to product liability risks that are inherent in the testing, manufacturing, marketing and sale of drugs for use in humans, including but not limited to, unacceptable side effects. Such side effects and other risks could give rise to product liability claims against us or force us to recall our products, if any, from the marketplace. Some of these risks are unknown at this time. For example, little is known about the potential long-term health risks of transplanting non-human tissue into humans, a goal of our UniGraft program.

In addition to product liability risks associated with sales of products, we may be liable to the claims of individuals who participate in clinical trials of our products. A number of patients who participate in such trials are already critically ill when they enter a study. We cannot assure you that any waivers we may obtain will protect us from liability or the costs of product liability litigation. Our product liability insurance may not provide adequate protection against potential liabilities. Moreover, we may not be able to maintain our insurance on acceptable terms. As a result of these factors, a product liability claim, even if successfully defended, could have a material adverse effect on our business, financial condition and results of operations.

IF WE ARE UNABLE TO MANUFACTURE OUR DRUG PRODUCTS IN SUFFICIENT QUANTITIES AND AT ACCEPTABLE COST, WE MAY BE UNABLE TO MEET DEMAND FOR OUR PRODUCTS WHICH WOULD RESULT IN A LOSS OF POTENTIAL REVENUES.

We have no experience manufacturing drug products in volumes that will be necessary to support commercial sales. Our unproven manufacturing process may not meet initial expectations as to schedule, reproducibility, yields, purity, costs, quality, and other measurements of performance. Improvements in manufacturing processes typically are very difficult to achieve and are often very expensive. We cannot know with any certainty how long it might take to make improvements if it became necessary to do so. If we contract for manufacturing services with an unproven process, our, contractor is subject to the same uncertainties, high standards and regulatory controls. If we are unable to establish and maintain commercial scale manufacturing within our planned time and cost parameters, sales of our products and our financial performance will be adversely affected.

We may encounter problems with any of the following if we attempt to increase the scale, process or size of manufacturing:

      - design, construction and qualification of manufacturing facilities that meet regulatory requirements;

      -      production yields from the manufacturing process;

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      -      purity of our drug products;

      -      quality control and assurance;

      -      shortages of qualified personnel; and

      -      compliance with FDA regulations.

IF WE ARE UNABLE TO ESTABLISH SALES, MARKETING AND DISTRIBUTION CAPABILITIES OR TO ENTER INTO AGREEMENTS WITH THIRD PARTIES TO DO SO, WE MAY BE UNABLE TO SUCCESSFULLY MARKET AND SELL ANY FUTURE DRUG PRODUCTS.

We currently have no sales, marketing or distribution capabilities. If we are unable to establish sales, marketing or distribution capabilities either by developing our own sales, marketing and distribution organization or by entering into agreements with others, we may be unable to successfully sell our products. If we are unable to effectively sell our drug products, our ability to generate revenues will be harmed. We cannot guarantee that we will be able to hire in a timely manner, the qualified sales and marketing personnel we need, if at all. In addition, we cannot guarantee that we will be able to enter into any marketing or distribution agreements on acceptable terms, if at all. If we cannot establish sales, marketing and distribution capabilities as we intend, either by developing our own capabilities or entering into agreements with third parties, sales of our future drug products may be harmed.

We have recently entered into a collaboration with Procter & Gamble relating to 5G1.1-SC. Under the agreement, Procter & Gamble will be responsible for selling, marketing and distributing 5G1.1-SC. We cannot guarantee Procter & Gamble or any future collaborators will successfully sell any of our future drug products.

EVEN IF OUR PRODUCT CANDIDATES RECEIVE REGULATORY APPROVAL, WE MAY STILL FACE DEVELOPMENT AND REGULATORY DIFFICULTIES RELATING TO THE DRUG PRODUCTS IN THE FUTURE.

If we receive regulatory approval of any of our product candidates, the FDA or a comparable foreign regulatory agency may, nevertheless, limit the indicated uses of the product candidate. In addition, a marketed product, its manufacturer and the manufacturer's facilities are subject to continual review and periodic inspections by regulatory agencies. The discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. The failure to comply with applicable regulatory requirements can, among other things, result in:

      -      warning letters;

      -      fines and other civil penalties;

      -      suspended regulatory approvals;

      - refusal to approve pending applications or supplements to approved applications;

      -      refusal to permit exports from the United States;

      -      product recalls;

      -      seizure of products;

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      -      injunctions;

      -      operating restrictions;

      -      total or partial suspension of production; and/or

      -      criminal prosecutions.

Even if we obtain regulatory approval, we may be required to undertake post-marketing trials. In addition, identification of side effects after a drug is on the market or the occurrence of manufacturing problems could result in withdrawal of approval, or require reformulation of the drug, additional preclinical testing or clinical trials, changes in labeling of the product, and/or additional marketing applications.

If we receive regulatory approval, we will also be subject to ongoing FDA obligations and continued regulatory review. In particular, we or our third-party manufacturers will be required to adhere to requirements pertaining to cGMP. Under cGMP, we are required to manufacture our products and maintain our records in a prescribed manner with respect to manufacturing, testing and quality control activities. Furthermore, we or our third-party manufacturers must pass a preapproval inspection of manufacturing facilities by the FDA before the product can obtain marketing approval. We will also be subject to ongoing FDA requirements for submission of safety and other post-market information.

We have not made significant investments in the development of commercial manufacturing, marketing, distribution or sales capabilities. Moreover, we have insufficient capacity to manufacture more than one product candidate at a time or to manufacture our product candidates for later stage clinical development or commercialization. If we are unable to find an acceptable outside manufacturer on reasonable terms, we will have to divert resources. As a result, our ability to conduct human clinical testing would be materially adversely affected, resulting in delays in the submission of products for regulatory approval and in the initiation of new development programs. Our competitive position and our prospects for achieving profitability could be materially and adversely affected.

In addition, as our product development efforts progress, we may need to hire additional personnel skilled in, or enter into collaborations with corporate partners for, clinical testing, regulatory compliance and, if we develop products with commercial potential, manufacturing, marketing and sales. We cannot assure you that we will be able to acquire, or establish third-party relationships to provide, any or all of these resources on a timely or economically feasible basis, if at all.

IF WE ARE UNABLE TO OBTAIN ADEQUATE REIMBURSEMENT FROM GOVERNMENT HEALTH ADMINISTRATION AUTHORITIES, PRIVATE HEALTH INSURERS AND OTHER ORGANIZATIONS, OUR FUTURE BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD BE HARMED.

Our ability to commercialize our products successfully may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government authorities, private health insurers and other organizations. Third-party payors are attempting to control costs by limiting coverage of products and treatments and the level of reimbursement for medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. If we succeed in bringing any products to market, these products may not be considered cost-effective and reimbursement may not be available. If reimbursement becomes available, the payor's reimbursement policies may affect the market for our product, thus materially adversely affecting the profitability of our products.

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XENOTRANSPLANTATION IS AN UNPROVEN TECHNOLOGY AND MAY ACHIEVE LIMITED MARKET
ACCEPTANCE DUE TO ETHICAL CONCERNS.

Our UniGraft Program may never result in the development of any therapeutic products. Xenotransplantation technology is subject to extensive clinical testing. We are not aware of any xenotransplantation technology that has been approved for sale by the FDA or comparable foreign regulatory authorities. In addition, there is currently very little regulatory guidance for how to conduct research or use products developed in this area since the FDA has only issued interim guidelines.

Xenotransplantation also poses a risk that viruses, prions or other animal pathogens may be unintentionally transmitted not only to a human patient recipient, but other human beings. While these viruses have not been shown to cause any disease in pigs or humans, it is not known what effect, if any, such viruses might have on humans. Recent scientific publications by others demonstrate, under laboratory conditions, that porcine retroviruses have the potential to infect human cells. The introduction of previously non-transmittable viruses to the human species poses ethical concerns. Further detection of infection of porcine virus in our preclinical and clinical testing or the testing by our competitors in this field could adversely affect the commercial acceptability of this research and our future ability to secure research dollars.

Consequently, even if we succeed in developing xenotransplantation products, our products may not be widely accepted by the medical community or third-party payors until more facts are established and ethical consensus is reached. In addition, such concerns may also create additional regulatory hurdles for FDA approval or for consideration in use of our products by hospital ethics committees. If accepted, the degree of acceptance may limit the size of the market for our products. Moreover, due to the controversial nature of xenotransplantation, our stock price may be subject to increased volatility.

IF WE FAIL TO COMPETE SUCCESSFULLY WITH OUR COMPETITORS, OUR REVENUES AND OPERATING RESULTS WILL BE HARMED.

Our competitors may develop, manufacture and market products that are more effective or less expensive than ours, or simply market their products more successfully to patients or doctors. They may also obtain regulatory approvals faster than we can obtain them or commercialize products before we do. These companies also compete with us to attract qualified personnel and parties for acquisitions, joint ventures or other collaborations. They also compete with us to attract academic research institutions as partners and to license these institutions' proprietary technology. If our competitors successfully enter into such arrangements with academic institutions, we will then be precluded from pursuing those specific unique opportunities and may not be able to find equivalent opportunities elsewhere. In addition, products or treatments developed in the future by third parties may adversely affect the marketability of our products by rendering them less competitive or obsolete. For example, the recent development of tumor necrosis factor inhibitors for rheumatoid arthritis may render obsolete a number of current drugs used for treating such ailment from the marketplace.

IF WE FAIL TO RECRUIT AND RETAIN PERSONNEL, OUR RESEARCH AND PRODUCT DEVELOPMENT PROGRAMS MAY BE DELAYED.

We are highly dependent upon the efforts of our senior management and scientific personnel. There is intense competition for qualified scientific and technical personnel. Since our business is very science-oriented and specialized, we need to continue to attract and retain such people. We may not be able to continue to attract and retain the qualified personnel necessary for developing our business. If we lose the services of, or fail to recruit, key scientific and technical personnel, our research and product development programs would be significantly and detrimentally affected.

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In particular, we highly value the services of Dr. Leonard Bell, our President and Chief Executive Officer. The loss of his services could materially and adversely affect our ability to achieve our development objectives.

IF WE EXPERIENCE ANY PROBLEMS WITH YEAR 2000 COMPLIANCE, OUR OPERATIONS MAY BE DISRUPTED.

Beginning in the year 2000, the date fields coded in certain software products and computer systems will need to accept four-digit entries in order to distinguish 21(st) century dates from 20(th) century dates, commonly known as the year 2000 problem. It is not clear what potential problems may arise as the biotechnology industry, and other industries, try to resolve this year 2000 problem.

It is possible that our currently installed computer systems, software applications or other business systems, or those of our suppliers or service providers, working either alone or in conjunction with other software or systems, will not accept input of, store, manipulate and output dates for the years 1999, 2000 or subsequent years without error or interruption. We have formed a team to review and resolve those aspects of the year 2000 problem that are within our direct control and adjust to or influence those aspects that are not within our direct control. The team has reviewed our software applications, including those under development, and determined that most of our software applications do not use date data and are year 2000 compliant or will be by December 31, 1999. Our product candidates do not have any year 2000 exposure. Based on representations from our vendors, the team has reviewed the year 2000 compliance status of our major internal information technology programs and systems used for administrative requirements and determined that they are or are expected to be year 2000 compliant by December 31, 1999. However, a number of our vendors have not been able to guarantee such timely compliance.

Some risks associated with the year 2000 problem are beyond our ability to control, including the extent to which our suppliers and service providers can address the year 2000 problem. The failure by a third party to adequately address the year 2000 issue could have an adverse effect on their operations, which could have an adverse effect on us. We are assessing the possible effects on our operations of the possible failure of our key suppliers and providers, contractors and collaborators to identify and remedy potential year 2000 problems.


OUR COMMON STOCK PRICE MAY CONTINUE TO BE HIGHLY VOLATILE.

The market prices for our common stock and for securities of many biotechnology companies have been volatile. The following factors may have a significant impact on the market price of our common stock:

      - announcements of technical innovations or new commercial products by us or our competitors;

      -      government regulation;

      - public concern as to the safety or other implications of biotechnology products;

      -      patent or proprietary rights development;

      -      results of preclinical studies or clinical trials;

      -      positive or negative developments related to our collaborators;

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      -      conditions affecting the biotechnology industry; and/or

      -      stock market conditions.

FUTURE ACQUISITIONS OF OUR COMPANY MAY BE DISCOURAGED DUE TO ANTI-TAKEOVER MEASURES ADOPTED BY OUR BOARD OF DIRECTORS, PROVISIONS OF DELAWARE LAW AND FUTURE ISSUANCES OF PREFERRED STOCK.

Anyone seeking to acquire control of our company may encounter difficulties as a result of our anti-takeover measures. Our board of directors has adopted a shareholder rights plan, or "poison pill," which enables our board of directors to issue preferred stock purchase rights triggered by an acquisition of 20% or more of the outstanding shares of our common stock. In addition, our board of directors is authorized to issue one or more series of preferred stock with those preferences and rights that it may designate. These provisions and specific provisions of Delaware Law relating to business combinations with interested stockholders are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our board of directors in connection with an acquisition or merger. However, these provisions could have an opposite effect of delaying, deterring or preventing a merger or change in control. Some of these provisions may discourage a future acquisition of our company even if stockholders would receive an attractive value for their shares or if a significant number of our stockholders believed such a proposed transaction to be in their best interest. As a result, stockholders who desire to participate in such a transaction may not have the opportunity to do so.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

If our existing shareholders or holders of securities exercisable for our common stock sell a substantial number of these shares in the public market during a relatively short period, our stock price may be depressed.

As of October 1, 1999, we have granted options to purchase an aggregate of approximately 2,317,887 shares of our common stock under our stock option plans. Warrants to purchase an aggregate of 220,000 shares of our common stock are also outstanding under previous financing arrangements and other transactions. Many of these options have exercise prices below the current market price of our common stock. If the exercise prices of these options and warrants are less than the net tangible book value of our common stock at the time these options and warrants are exercised, our stockholders will experience an immediate dilution in the net tangible book value of their investment. Many of the shares not currently available for sale are subject to vesting restrictions and the holding period, volume and other restrictions of Rule 144 under the Securities Act. These restrictions have the effect of staggering the dates on which the shares become available for sale and the number of shares that become available for sale.

In addition, we may issue additional stock, warrants and/or options to raise capital in the future or compensate employees or third parties. We regularly examine opportunities to expand our technology base through means such as licenses, joint ventures and acquisition of assets or ongoing businesses and may issue securities in connection with these transactions. We may also issue additional securities in connection with our stock option plans.

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